MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of August 10, 2006 and should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes thereto as of and for the six months ended June 30, 2006, and in conjunction with the Company’s audited annual financial statements and the MD&A for the year ended December 31, 2005.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com.

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements.  The forward-looking statements included in this document represent IRC’s views as of the date of this document.  While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements.  These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document.  Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking statements.

SELECTED FINANCIAL INFORMATION (unaudited):

($ thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Statement of Operations
Royalty revenues	$2,049	$107	$2,462	$205
Amortization of royalty interest in mineral properties	903	95	1,143	182
General and administrative	1,001	677	1,912	1,089
Net earnings (loss)	8,654	(989)	7,217	(6,606)
Basic earnings (loss) per share	$ 0.15	$(0.02)	$0.13	$(0.15)
Diluted earnings (loss) per share	$ 0.15	$(0.02)	$0.12	$(0.15)
Statement of Cash Flows
Cash provided from (used in) operating activities	$(105)	$(755)	$(1,674)	$(701)

			June 30, 2006	December 31, 2005
Balance Sheet
Total assets			$254,500	$255,165
Shareholders’ Equity			167,839	159,894

FINANCIAL PERFORMANCE

Overall

The Company’s profile changed dramatically during the first quarter of 2005 with the successful completion of its initial public offering (“IPO”) on February 22, 2005, raising gross proceeds of CA$162,500,000 on the sale of 37,790,698 common shares of the Company (“Common Shares”).  The Company also raised an additional CA$30,000,000 in gross proceeds through the sale of a unit offering (the “Unit Offering”), consisting of 1,395,360 Common Shares and CA$30,000,000 in senior secured debentures.  The proceeds were used for the indirect acquisition of the Voisey’s Bay royalty and other royalties as described in the Company’s consolidated financial statements for the year ended December 31, 2005.

Prior to the completion of the IPO, all of IRC’s executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve cash resources.  In addition, IRC’s directors were paid no fees prior to the IPO and professional fees were kept to a minimum.  With the completion of the IPO, all employee salaries were raised to their stated amounts, and additional employees were hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty opportunities.   We also added new directors, and began to pay our outside directors fees comparable to those of companies similar to IRC.  Professional fees, filing and listing fees, printing and reproduction costs, insurance, and other costs associated with a public company all increased as a result of the IPO.  In addition, the Company’s larger cash position and senior secured debentures have resulted in increased interest income and interest expense to the

Company.  As these changes were initiated during the end of the first quarter and into the second quarter of 2005, the periods ended June 30, 2005 only partially reflect the increased costs associated therewith.

Quarter ended June 30, 2006 compared to the quarter ended June 30, 2005

During the second quarter of 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006.  In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% on January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010.  As a result of these changes, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax benefit of $9,570,000 during the quarter ended June 30, 2006.

As noted above, during the second quarter of 2006 the Province of Alberta substantially enacted a lower provincial income tax rate from 11.5% to 10.0%, effective on April 1, 2006.  In accounting for this change, the Company recorded a future income tax benefit  t of $3,278,000 as of and for the quarter ended March 31, 2006 based upon the Alberta budget released on March 22, 2006.  Generally accepted accounting principals require that the affect of changes in tax rates be recorded in the period of substantial enactment, and accordingly, this benefit should have been recorded in the quarter ended June 30, 2006.

The adjustment to the first quarter, $3,278,000, has been recorded as a decrease to retained earnings as of March 31, 2006 in the financial statements for the six months ended June 30, 2006, and the full benefit of the income tax rate reduction in Alberta was reflected in the statement of operations for the three months ended June 30, 2006.  This adjustment had no impact on the results of operations for the six months ended June 30, 2006.  Furthermore, this adjustment had no impact on the cash flows for the three and six month periods ended June 30, 2006.

Net earnings for the three months ended June 30, 2006 was $8,654,000 or $0.15 per share compared to a net loss in 2005 of $(989,000) or $(0.02) per share for the three months ended June 30, 2005.  The net earnings during the second quarter of 2006 resulted from a future income tax benefit of $9,848,000, primarily as a result of the change in the tax rates discussed above.  Loss before income taxes was $(1,194,000) during the second quarter of 2006 compared to $(1,298,000) during the second quarter of 2005.

General and administrative expenses increased to $1,001,000 during the quarter ended June 30, 2006, compared to $677,000 during the quarter ended June 30, 2005.  The increase primarily related to increased shareholder and investor relations costs as the Company was just beginning its investor relations program during the second quarter of 2005.  Investor relations travel costs and trade shows increased to $91,000 during the quarter ended June 30, 2006 from $9,000 in 2005, and the Company’s annual report and other promotional materials increased from $8,000 in 2005 to $147,000 in 2006.  Legal and other professional fees accounted for $66,000 of the increase, increasing from $161,000 in 2005 to $227,000 during the quarter ended June 30, 2006.  Legal fees included charges for tax, investor relations, regulatory reporting issues, and costs of monitoring and analyzing our royalty portfolio.  Salaries increased by $26,000 during the quarter as a result of a full quarter of payroll expense in 2006 and also as a result of an increase in salary levels in 2006 in order to be competitive with companies similar to IRC.

Business development expenses increased from $49,000 in the quarter ended June 30, 2005 to $68,000 in the same period ended June 30, 2006, as the Company committed increased time, travel, legal and other professional fees towards the identification, review and negotiation of potential royalty acquisitions.

Interest expense during the quarter ended June 30, 2006 on the Company’s Senior Secured Debentures (the “Debentures”) increased by $62,000 to $585,000.  The Debentures are denominated in Canadian dollars and interest expense is recorded monthly at the average US dollar / Canadian dollar exchange rate.  The strength of the Canadian dollar relative to the US dollar accounted for $34,000 of the increase in interest expense noted above, with the balance of the increase related to increased amortization on the discount and deferred charges related to the Debentures.

Interest income also decreased during the quarter ended June 30, 2006 by $8,000 due primarily to lower cash balances during the period.

Six months ended June 30, 2006 compared to the six months ended June 30, 2005

Net earnings for the six months ended June 30, 2006 was $7,217,000 or $0.13 per share compared to a net loss in 2005 of $(6,606,000) or $(0.15) per share for the six months ended June 30, 2005.  The net earnings during the first half of 2006 resulted from a future income tax benefit of $10,394,000, primarily as a result of the change in the tax rates discussed above.  Loss before income taxes was $(3,177,000) during the six months ended June 30, 2006 compared to $(6,524,000) during the same period in 2005.

During the six months ended June 30, 2005, IRC issued 3,000,000 stock options to its directors, officers and employees resulting in a charge of $4,867,000 to stock-based compensation expense during the six months ended June 30, 2005, compared to $442,000 in 2006.  General and administrative expenses increased to $1,912,000 during the six months ended June 30, 2006, compared to $1,089,000 during the six months ended June 30, 2005.  The increase is due in part to a full period of administrative costs in 2006, compared to only a partial (post IPO) period during 2005 as described above.  Salaries increased by $130,000 during the six months ended June 30, 2006 as a result of a full period of payroll expense in 2006 and also as a result of an increase in salary levels in 2006 to be competitive with companies similar to IRC.  Legal fees accounted for $128,000 of the increase in general and administrative expenses, increasing from $228,000 in 2005 to $356,000 during the six months ended June 30, 2006.  Legal fees included charges for tax, investor relations, regulatory reporting issues, and costs of monitoring and analyzing our royalty portfolio.  Shareholder and other investor relations costs were also higher during 2006 as a result of the transition to a public company, increasing costs in 2006 relative to 2005.  Investor relations travel costs and trade shows increased to $107,000 during the six months ended June 30, 2006 from $9,000 in 2005, and the Company’s annual report and other promotional materials increased from $16,000 in 2005 to $249,000 in 2006.   Other investor relations costs, including advertising, and professional fees, increased from $29,000 in the six months ended June 30, 2005 to $142,000 in the same period in 2006.  Other administrative costs such as rent, subscriptions, equipment and telephone expenses have all increased as a result of the Company’s expansion after the IPO.

Business development expenses increased from $61,000 in the six months ended June 30, 2005 to $247,000 in the same period ended June 30, 2006, as the Company committed time, travel, legal and other professional fees towards the identification, review and negotiation of potential royalty acquisitions, whereas in the first half of 2005 the Company was focused primarily on the IPO and on the completion of the acquisition of the initial royalty portfolios.

During the six months ended June 30, 2006, interest expense was $1,153,000 compared to $730,000.  The increase is a result of a full six months of interest expense in 2006, compared to a partial period (February 22, 2005 to June 30, 2005) in 2005, and also to due to the factors noted above for the second quarter of 2006.

During the six months ended June 30, 2006, interest income increased from $152,000 to $218,000.  The increase is a result of a full period of interest income in 2006, whereas the Company’s cash balances were minimal prior to February 22, 2005.

Also during the six months ended June 30, 2006, the company recorded an impairment of royalty interests of $316,000, due primarily to the abandonment of the Princess, Marquis & Crown property by Stornoway Diamonds Corp., compared to $nil in 2005.

Revenue and operations

During the three months ended June 30, 2006, royalty revenues increased to $2,049,000 from $107,000.  The start-up of Voisey’s Bay resulted in royalty revenue of $1,843,000 from Voisey’s Bay during the three months ended 2006 compared to $nil in 2005.  The Company also recorded its initial royalty revenue from the Southern Cross property of $66,000 for the period from June 12, 2006 (date of acquisition) to June 30, 2006.  Royalty revenues earned for the period from January 1 to June 12, 2006 have been credited against the cost of the acquisition of the Western Australia gold royalty.

During the six months ended June 30, 2006, royalty revenues increased to $2,462,000 from $205,000, which included revenue of $2,185,000 as a result of the start-up of Voisey’s Bay discussed above, as well as the $66,000 from the Southern Cross property also as discussed above.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying the property.  During the quarter ended June 30, 2006, amortization increased to $903,000 from $95,000 in the quarter ended June 30, 2005.  Amortization on the Voisey’s Bay royalty was $775,000 compared to $nil in the same period in 2005, and $51,000 in amortization related to the Southern Cross royalty.  During the six months ended June 30, 2006, amortization was $1,143,000 compared to $182,000 during the same period in 2005.  Amortization on the Voisey’s Bay royalty was $965,000 during 2006 compared to $nil in the same period in 2005 and $51,000 was related to the Southern Cross royalty.

Summary of Quarterly Results

(in thousands of US$, except per share data)	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Royalty revenues	2,049	413	113	107	107	98	96	73
Net earnings (loss)	8,654	(1,437)	(761)	(1,128)	(989)	(5,617)	(229)	(104)
Basic and diluted earnings (loss) per share	$0.15	$(0.03)	$(0.01)	$(0.02)	$(0.02)	$(0.20)	$(0.03)	$(0.01)

The increase in royalty revenues in the first and second quarters of 2006 is a result of initial royalty revenues recorded upon the start up of the Voisey’s Bay mine.  The net earnings in the second quarter of 2006 is due to the income tax benefit of $9,570,000, recorded as a result of the changes in tax rates more fully described above.

The large increase in the net loss in the first quarter of 2005 is due primarily to a charge to stock-based compensation of $4,651,000 related to the initial issuance of stock options upon completion of the Company’s IPO in February 2005.  In addition, all of the quarters of 2005 were impacted by the increased administrative burden resulting from the Company’s IPO, as discussed above.

The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000 during the quarter.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash from operating activities, before changes to non-cash working capital items was $937,000 during the three months ended June 30, 2006 compared to $(1,006,000) during the three months ended June 30, 2005.  This increase of $1,943,000 in cash from operating activities is a result of the increase in royalty revenue of $1,941,000 as discussed above, and a foreign currency gain on cash balances of $580,000 compared to a loss in the previous year of $171,000.  These gains were offset by an increase in general and administrative and business development costs, as more fully described above, an increase in royalty taxes from $nil to $368,000, and an increase in cash interest expense of $35,000.

For the six months ended June 30, 2006, cash used in operating activities, before changes to non-cash working capital items was $49,000 compared to $1,127,000 during the six months ended June 30, 2005.  This decrease of $1,078,000 in cash used in operating activities is a result of the increase in royalty revenue of $2,256,000 as discussed above, and a foreign currency gain on cash balances of $570,000 compared to $129,000 in the previous year.  These gains were offset by an increase in general and administrative and business development costs, as more fully described above, an increase in royalty taxes from $nil to $368,000, and an increase in cash interest expense of $251,000.

Investing Activities

During the quarter ended June 30, 2006, IRC acquired a producing Western Australian gold (“WAu”) royalty for US$9.94 million in cash (net of acquisition accruals and royalty receivable), and also acquired an additional royalty on the Pinson and Gold Hill properties in Nevada for $306,000, both of which were paid for from existing cash balances.  During the six months ended June 30, 2006, in addition to the royalty acquisition described above, IRC utilized $714,000 from restricted cash for the payment of its semi-annual interest payment on the senior secured debentures and also moved $80,000 from short-term investments to cash and cash equivalents.

Cash Resources and Liquidity

The Company had a cash and short-term investment position of $3.5 million and working capital of $5.6 million at June 30, 2006, compared to $14.5 million and $15.9 million, respectively, at December 31, 2005.  The decrease during 2006 is primarily a result of the acquisition of the WAu royalty discussed above and also related to ongoing general and administrative, business development, royalty taxes and interest costs incurred during the quarter, offset by royalty revenue of $2,461,000 during the period.

Near-term cash requirements include general and administrative expenses, business development expenses and, beginning in February 2007, the payment of interest on the Company’s senior secured debentures (currently being paid out of restricted cash).  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures.  Future royalty acquisitions will be consummated through the use of cash, as available, through debt or the issuance of Common Shares.

The Company believes that cash and short-term investments available at June 30, 2006 will be sufficient to cover the above cash requirements through 2006.  In addition, the Company will continue to receive income from the Voisey’s Bay, Williams and WAu royalties.  With the expected increase in production at the Voisey’s Bay mine in future quarters and the corresponding increase in revenue to be received from the Voisey’s Bay Royalty, the Company expects to have sufficient cash flow to meet all of its cash needs into the foreseeable future.

The Company’s contractual obligations for future payments are summarized as follows:

($ in thousands ) Year	Debenture Principal Obligations (1)

2011	26,793

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1197.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties.  These estimates affect revenue recognition, amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.  In some instances, the Company will not have access to sufficient information regarding payable production to make a reasonable estimate of revenue.  In these instances, revenue recognition is deferred until the Company can make a reasonable estimate.  In practice, management has used a rolling average of royalty receipts to estimate future receipts.  Since this is not possible with a new operation, the Company will generally record revenues on a cash basis for these operations until sufficient history is available to make a reasonable estimate.  Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to proven and probable reserves, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.  Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Impairment of long-lived assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Stock options and warrants

The Company determines the fair value of awards to both employees and non-employees, and these amounts are recognized as an expense over the vesting period of the related option. Compensation expense for options and warrants granted is determined based on estimated fair values of the options and the warrants at the time of grant.  Key components in estimating fair value of options and warrants are the expected life of the options or warrants, and the estimated volatility of the Company’s share price.

OUTLOOK

During the quarter ended June 30, 2006, the Company recorded revenue from the Voisey’s Bay royalty of $1,843,000, compared to $343,000 in the first quarter of 2006, and $nil in all of 2005.  Due to the nature of the sales agreements on the Voisey’s Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the royalty revenue earned during 2006 represents payments on concentrate shipped from Voisey’s Bay during the initial start-up of operations from November 2005 to February 2006.  Accordingly, revenue recognized on the Voisey’s Bay royalty will generally lag production from the mine by one to two calendar quarters.   As the Company begins to receive full quarterly payments, and as the mine increases production to full capacity, royalty revenue and cash flow are expected to continue to increase accordingly.  In addition, the Company will incur a full year of post-IPO general and administrative expenses, interest expense and interest income during 2006, compared to 10 months during 2005.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company will have no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability once payments from the Voisey’s Bay Royalty begin.

The Company’s Debentures are denominated in Canadian dollars.  In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts.  All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the Debentures.

OUTSTANDING SHARE DATA

As of August 10, 2006, there were 57,344,053 Common Shares outstanding.  In addition there were 3,978,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share.  There were also 1,440,309 warrants outstanding, allowing the holders to purchase Common Shares at CA$3.00 per share and 166,864 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share.  All warrants expire on February 22, 2007.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests and its senior secured debentures are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..